Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona intends to send its shareholders a notice of meeting and explanatory materials ahead of an extraordinary general meeting of Sayona shareholders and Sayona encourages its shareholders to review those materials in full. Sayona will also file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.

The following is a report released by Sayona Mining Limited on the Australian Securities Exchange on February 28, 2025.

SAYONA
SAYONA

Interim Financial Report

Incorporating Appendix 4D

For the half year ended 31 December 2024

Contents

03
Appendix 4D

04
Directors' Report

14
Auditor's Independence Declaration

15
Consolidated Financial Statements

35
Directors' Declaration

36
Independent Auditor's Review Report

38
Corporate Directory

Sayona Interim Financial Report

2

Sayona Mining Limited ABN 26 091 951 978

Appendix 4D

For the half year ended 31 December 2024

Reporting Period: 1 July 2024 to 31 December 2024 | **Previous Period**: 1 July 2023 to 31 December 2023

Results for Announcement to the Market

	31 December 2024 $'000	Change over previous corresponding period %
Revenue from ordinary activities	121,894	Up 3%
Loss from ordinary activities after tax attributable to members	(51,726)	Down 76%
Loss for the period attributable to members	(51,726)	Down 76%

Dividends

No dividends have been declared or paid by the Company for the half year ended 31 December 2024 (31 December 2023: Nil).

Net Tangible Assets per Security

	31 December 2024 $	31 December 2023 $
Net tangible assets per security	0.07	0.08

Changes in Controlled Entities

There have been no changes in control over entities within the Group during the period ended 31 December 2024.

Associates and Joint Ventures

The Group has interests in the following joint arrangements as at 31 December 2024:

			Ownership interest	
Project	Country	Counterparty	31 December 2024 %	31 December 2023 %
Moblan Lithium Project[1]	Canada	Investissement Québec	60	60
Morella Lithium Joint Venture[2]	Australia	Morella Corporation Limited	49	49
Vallée Lithium Project[3]	Canada	Consolidated Lithium Metals Inc.	25	25

Audit Review

This report is based on the consolidated financial statements for the half year ended 31 December 2024, which have been reviewed by Ernst & Young and are not subject to dispute or qualification.

Other Information

Additional information required by listing rule 4.2A.3 can be found in the Directors' Report and Consolidated Financial Statements for the half year ended 31 December 2024. This report should be read in conjunction with the 2024 Annual Report.

(1) The Group has a 60 per cent interest in the Moblan Lithium Project. The project is 40 per cent owned by Investissement Québec.

(2) Morella Corporation Limited satisfied the requirements under the Earn-In Agreement to earn a 51 per cent interest in several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia on 27 November 2022. The Joint Venture Agreement was subsequently executed on 15 July 2024.

(3) On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement to earn a 25 per cent interest in the Vallée Lithium Project located in Québec, Canada.

Sayona Interim Financial Report
3

Directors' Report

29

Your Directors present their report on Sayona Mining Limited ("the Company") and its controlled entities (the "Consolidated Group" or "Group") for the half year ended 31 December 2024.

The report is prepared in accordance with the requirements of the *Corporations Act 2001 (Cth)*, with the following information forming part of this report:

- Auditor's Independence Declaration on page 14;
- Consolidated Financial Statements on pages 15 to 34;
- Directors' Declaration on page 35;
- Independent Auditor's Review Report on pages 36 to 37; and
- Corporate Directory on page 38.

Directors

The following persons held office as a Director of Sayona Mining Limited during the half year and up to the date of this report, unless otherwise stated:

Mr James Brown[1]
Appointed 12 August 2013

Mr Allan Buckler
Appointed 5 August 2013

Mr Paul Crawford[2]
Appointed 10 March 2000

Mr Lucas Dow[3]
Appointed 14 February 2024

Ms Laurie Lefcourt
Appointed 16 October 2024

Mr Philip Lucas
Appointed 27 August 2023

(1) Mr Brown transitioned from Interim Chief Executive Officer to Executive Director on 3 July 2024 following the appointment of Mr Dow as Managing Director and Chief Executive Officer.
(2) Mr Crawford served as an Executive Director until 5 August 2024. He was appointed as a Non-Executive Director on 6 August 2024.
(3) Mr Dow served as Non-Executive Director until 2 July 2024. He was appointed as Managing Director and Chief Executive Officer on 3 July 2024.

Sayona Interim Financial Report
4

Principal Activities

The principal activities of the Group during the half year were lithium mining and processing at North American Lithium (NAL) and the ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.

There were no other significant changes in the Group's principal activities during the half year.

Significant Changes in the State of Affairs

Director Appointments and Leadership Changes

On 3 July 2024, the Group announced the appointment of Mr Lucas Dow as Managing Director and Chief Executive Officer. Mr Dow, who previously served as CEO of a major mining corporation, brings extensive operational and leadership experience to Sayona at a critical time of expansion and transformation. Under his leadership, Sayona is expected to drive further improvements in operational efficiency, corporate strategy, and shareholder value.

In addition, the Group strengthened its Board with the appointment of Ms Laurie Lefcourt as a Non-Executive Director, effective 16 October 2024. With over three decades of experience in finance, governance, and major resource projects, Ms Lefcourt brings strategic expertise to Sayona's Board. She was also appointed Chair of the Audit and Risk Committee on 17 October 2024.

Merger with Piedmont Lithium

On 19 November 2024, Sayona Mining Limited and Piedmont Lithium Inc. announced a definitive merger agreement, forming a leading North American lithium producer with an approximately 50:50 equity split. The transaction is expected to close mid-2025, subject to shareholder approval. The merger is anticipated to create synergies by integrating Sayona's production capabilities with Piedmont's market presence in North America. Upon completion, the newly merged entity will have expanded operational efficiencies, a significant project portfolio, and a stronger financial position, enhancing its ability to meet growing demand for lithium products.

There were no other significant changes in the Group's state of affairs during the half year.

> The merger is anticipated to create synergies by integrating Sayona's production capabilities with Piedmont's market presence in North America.

Sayona Interim Financial Report
5

Safety, ESG and Community

Health and Safety

The health and safety performance of the Group showed strong improvement when compared to the prior corresponding period.

The performance at NAL for Q1 FY25 was particularly strong, with the month of September 2024 marking the first "triple zero" safety month, with no lost time injuries, no modified duty injuries, and no medical aid injuries. This was a significant milestone for the Company and reflected improved safety culture and operational discipline.

In Q2 FY25, the Group saw an increase in safety incidents, particularly related to exploration drilling activities at the Moblan project. While NAL continued to demonstrate improved safety performance, the rise in safety incidents at Moblan underscores the need for continued focus on hazard identification and risk mitigation. To address this, Sayona initiated planned inspections on critical risks as part of the ICI safety program, making these inspections a mandatory part of monthly deliverables across all hierarchical levels. Supervisors also increased engagement in safety practices by providing more structured feedback to workers, fostering a culture of continuous improvement.

ESG and Community Engagement

The Group continued to make progress on its environmental, social, and governance (ESG) initiatives over the last six months.

In collaboration with the Abitibiwinni First Nation, Sayona explored a fish habitat compensation project on the Allard River (137 kilometres from NAL at a site not impacted by historical or future Sayona operational activities) to address disruptions caused by permitted culverts on a road built in the 1970s, which altered the river's hydrology, causing restricted flow, flash floods, and permanent changes to fish habitat and navigation. This project, endorsed by the Department of Fisheries and Oceans (DFO), aims to restore natural river flows and improve community access to traditional water resources, and acts as an offset to activities on the NAL lease.

Another key ESG initiative was a partnership with Ducks Unlimited Canada (DUC) to redevelop the Double Marsh dike. This project is designed to fully offset fish habitat losses associated with the reopening of the NAL site. Additionally, the Company's waste management efforts resulted in the auctioning of over 15 tonnes of unused equipment, raising C$5,700 for local charities and diverting materials from landfill.

On 19 December 2024, the Group published its first Modern Slavery Statement for the year ended 30 June 2024. The report can be reviewed at https://clients3.weblink.com.au/pdf/SYA/02896975.pdf.

Sayona Interim Financial Report
6

Operating and Financial Review

The Operating and Financial Review includes, where possible, likely developments and expected results from the Group's operations in future periods.

Financial Results

Financial Performance

Revenue for the half year ended 31 December 2024 increased by 3 per cent to $121.9 million (31 December 2023: $118.3 million), driven by a 59 per cent increase in spodumene concentrate sales volumes, offset by a 35 per cent decrease in average realised selling price related to adverse lithium market conditions.

The underlying EBITDA loss for the period was $37.0 million, resulting from increased sales volumes of high cost inventory carried over from the NAL operational ramp-up phase.

The Group's consolidated loss after income tax for the half year ended 31 December 2024 was $63.7 million (31 December 2023: $32.5 million loss), which included a net write up of inventories to net realisable value of $3.8 million (31 December 2023: write down of $24.8 million), income from the sale of tax benefits under flow through share arrangements of $6.1 million (31 December 2023: $3.0 million), and merger transaction and integration costs of $5.2 million (31 December 2023: Nil).

Cash Flows and Liquidity

The Group generated net cash flows from operating activities of $19.5 million during the period, an increase of 158 per cent compared to the prior corresponding period.

Cash outflows for capital expenditure and capitalised exploration expenditure totalled $35.8 million during the period, a decrease of 64 per cent compared to the prior corresponding period. Capital expenditure at NAL focused predominantly on sustaining capital projects, whilst the remaining Flow Through Share funding was expended on exploration drilling at NAL and Moblan.

Cash and cash equivalents at the end of the period increased to $110.4 million from $90.6 million at 30 June 2024, mainly due to the receipt of proceeds from a capital raise completed in November 2024, and cash flows generated from operating activities, which were supported by the receipt of customer prepayments. This was partially offset by cash outflows for capital expenditure and capitalised exploration expenditure.

Dividends

No dividends were declared or paid during the half year.

Operating Review

The Group's operations during the half year ended 31 December 2024 have been focused on the development of its lithium assets in Québec and working to realise value from its lithium and gold tenements in Western Australia.

		H1 FY25	H1 FY24	Variance
Financial Performance				
Revenue	$M	121.9	118.3	3%
Underlying EBITDA[1]	$M	(37.0)	9.5	(490%)
Loss after Income Tax	$M	(63.7)	(32.5)	(96%)
Cash Flows and Liquidity				
Operating Cash Flows	$M	19.5	7.5	158%
Cash Balance	$M	110.4	158.0	(30%)

(1) Underlying EBITDA is a non-IFRS measure which in the opinion of the Company's directors provides useful information to assess the financial performance of the Group over the reporting period.

Sayona Interim Financial Report
7

North American Lithium (NAL)

Québec, Canada

KOMATSU
CATERPILLAR
CAT
30
CAT

Mining

Mining operations at NAL continued to ramp up over the six-month period, with a 12 per cent increase in ore extraction compared to the prior corresponding period. A total of 610,683 wet metric tonnes (wmt) of ore was mined over the period. The primary focus of mining activities was to optimise ore production and maintain ROM stockpile levels. Operational improvements, including geotechnical and dewatering adjustments, contributed to the increased mining rates, although productivity was still constrained by safety measures around historical underground mining areas. The implementation of proactive safety and operational strategies helped mitigate potential hazards associated with historical underground mining areas, ensuring stable production levels.

> The primary focus of mining activities was to optimise ore production and maintain ROM stockpile levels.

Production

The production of spodumene concentrate remained strong throughout the period, with a total of 103,063 dry metric tonnes (dmt) produced over the period. Mill utilisation was a major driver of this performance, averaging 90 per cent over the half despite weather-related challenges and a planned maintenance shutdown in October 2024. Lithium recovery rates averaged 67 per cent over the period, up from 60 per cent in the prior corresponding period. The increase in production was further supported by process control enhancements and adjustments to mill circuit operations. Additionally, investments in the crushed ore dome and C-150 jaw crusher have improved efficiency and reduced downtime for milling operations at the site.

The installation of an in-line spectrometer during the December 2024 quarter has provided more accurate data analysis which, in turn, will lead to improved recovery rates and better process optimisation in future periods.

Sales

Sales of spodumene concentrate increased significantly, with a total of 115,027 dmt sold over the six-month period. The increase in sales volumes led to higher revenue, which reached $121.9 million over the period. The average realised selling price over the six months was $1,060/dmt, reflecting a strong price outcome despite adverse market conditions. The ability to optimise freight logistics, including consolidating shipments to reduce transportation costs, also contributed to overall revenue growth.

Sayona Interim Financial Report
8

Costs

Unit operating costs per tonne sold were $1,303/dmt during the half year. Excluding the impact of inventory movements, unit costs per tonne produced were $1,102/dmt. Cost control measures contributed to the stability in operating costs, ensuring better margins despite adverse market conditions. Capital expenditure for the period totalled $12.7 million, primarily allocated to tailings storage facility improvements and other site enhancements.

Cost control measures contributed to the stability in operating costs, ensuring better margins despite adverse market conditions.

		H1 FY25	H1 FY24	Variance
Physicals				
Spodumene Concentrate Produced	dmt	103,063	65,723	57%
Spodumene Concentrate Sold	dmt	115,027	72,152	59%
Operating Costs				
Operating Costs Produced	$M	113.6	123.8	(8%)
Operating Costs Sold	$M	149.9	92.8	62%
Unit Costs				
Unit Operating Costs Produced	$/dmt	1,102	1,884	(42%)
Unit Operating Costs Sold	$/dmt	1,303	1,286	1%

Expected Future Developments

The Group remains focused on improving operating efficiencies, expanding resources, and completing the merger with Piedmont Lithium. Sayona is well positioned for a rebound in lithium prices. Full year production guidance remains at 190,000 to 210,000 dmt, with unit operating costs in the range of $1,150 to $1,300/dmt[1].

(1) See "Guidance" on page 4 of our ASX announcement dated 30 August 2024.

Sayona Interim Financial Report
9

Exploration

The following description of activities is focussed only on tenements where material activity has occurred during the reporting period. Other projects not discussed below include the Authier Lithium Project, Pontiac Claims, Tansim Lithium Project, Vallée Lithium Project, and Lac Albert Lithium Project.

North American Lithium

Exploration activities at North American Lithium were aimed at expanding the known mineral resource base and identifying new high-grade lithium zones.

On 27 August 2024, Sayona published an increase in mineral resources at North American Lithium[1] which reflected the addition and integration of drilling results from the 2023 program and the 2024 drilling results received by 28 June 2024 (addition of 198 drillholes for 56,790 metres). The updated Mineral Resource Estimate (MRE) confirmed a total measured, indicated, and inferred resource of 87.9 million tonnes at 1.13% Li_2O, a 51 per cent increase from the prior estimate.

During calendar year 2024, Sayona completed a further 53,444 metres of drilling across 153 drill holes at NAL, with a focus on increasing confidence in existing deposits and exploring extensions beyond current mining operations.

This drilling utilised Flow Through Share (FTS) funding that was raised in March 2023, specifically for exploration and resource definition drilling as allowed under the *Income Tax Act* (Canada) (refer ASX release dated 7 March 2023). This FTS funding was required to be expended by 31 December 2024 and has now been fully utilised, with no further exploration drilling currently planned.

Final assay results are pending and this additional data will be incorporated in the 2025 review of resources and reserves conducted during the Annual Reporting process. These results support Sayona's long-term growth strategy and provide confidence in future production scalability.

Moblan

The updated Mineral Resource Estimate (MRE)[2] released in August 2024 confi rmed a total measured, indicated, and inferred resource of 93.1 million tonnes at 1.21% Li_2O, representing a substantial increase in the deposit's known resources. These results underscore the long-term viability of Moblan as a key lithium asset.

Exploration at Moblan saw signifi cant site activity over the past six months, with a total of 76,202 metres drilled across 281 holes in H1 FY25. This drilling campaign was supported by FTS funding (now fully expended), providing robust funding for exploration and resource defi nition activities. No further exploration drilling is currently planned.

Recent drilling has identified further extensions of high-grade lithium mineralisation beyond previously defined zones. The drilling program focused on deepening the understanding of mineral continuity and refining the geological model, providing the basis for future development and a potential increase in planned production.

Final assay results are pending and this additional data will be incorporated in the 2025 review of resources and reserves conducted during the Annual Reporting process.

Sayona remains committed to enhancing Moblan's economic potential through a review of the prior defi nitive feasibility study, positioning it as a cornerstone asset in its North American lithium portfolio.

Sayona Mineral Resources (100% basis)

Asset	Classification	Tonnage (Mt)[3]	Grade (% Li_2O)	Contained Metal (kt Li_2O)	Contained LCE kt
NAL[1] (Sayona 75% equity)	Measured	0.9	1.11%	10	25
	Indicated	71.1	1.14%	811	2,004
	M+I	**72.1**	**1.14%**	**821**	**2,029**
	Inferred	15.8	1.05%	166	410
Authier (Sayona 75% equity)[4]	Measured	6.0	0.98%	59	145
	Indicated	8.1	1.03%	83	206
	M+I	**14.1**	**1.01%**	**142**	**351**
	Inferred	2.9	1.00%	29	72
Moblan (Sayona 60% equity)[2]	Measured	6.0	1.53%	92	227
	Indicated	59.1	1.22%	721	1,783
	M+I	**65.1**	**1.25%**	**813**	**2,010**
	Inferred	28.0	1.14%	319	789

(1) Updated JORC Mineral Resource Estimate, refer to Sayona's ASX announcement titled "North American Lithium Resource increases 51% to 88Mt" released on 27 August 2024.
(2) Updated JORC Mineral Resource Estimate, refer to Sayona's ASX announcement titled "Moblan Mineral Resource increases 81% to 93Mt" released on 27 August 2024.
(3) All resource figures shown on 100% basis. Mineral Resources are reported inclusive of ore reserves. All Mineral Resource estimates are reported in accordance with the JORC Code.
(4) North American Lithium DFS, refer to Sayona's ASX announcement titled "DFS Confirms NAL Value With $2.2B NPV" released on 14 April 2023.

Sayona Interim Financial Report
10

Western Australia

Australia

Morella Joint Venture

Sayona has a 49 per cent equity stake in the Morella Lithium Joint Venture, which holds lithium rights for six tenements in the Pilbara (covering 426 km²) and two tenements in South Murchison (covering 48 km²). The joint venture is managed by Morella Corporation Limited.

During the December 2024 quarter, 17 holes were drilled at the Mt Edon project in South Murchison, totalling 1,464 metres of reverse circulation (RC) drilling (see Morella Corporation Limited's ASX cross-release on the Company's platform on 5 December 2024).

Broad zones of pegmatite, including stacked systems, were identified in 15 of the 17 holes. Assay results returned rubidium mineralisation up to 0.59% Rb_2O and elevated lithium levels of up to 0.63% Li_2O. The Northeast Pegmatite Cluster spans approximately 450 metres, with individual mineralised intervals up to 22 metres thick. At the Main Pegmatite prospect, which extends approximately 600 metres in strike, pegmatite intercepts up to 112 metres wide were recorded, including rubidium mineralisation across a 74 metre zone. Additional drilling is planned to expand exploration.

Elsewhere in the joint venture, exploration at the West Wodgina lease produced promising soil geochemical results, identifying five new targets. Further field investigations are planned before initiating maiden drill testing.

Pilbara Lithium and Gold Projects

Exploration in the Pilbara region has focused on the Red Rock and Mt Dove projects. Soil geochemical sampling programs covering extensive areas have been completed, with 1,374 samples collected and analysed using advanced geochemical techniques. Encouraging lithium anomalies have been identified, warranting follow-up drill testing in the upcoming field season.

Additionally, magnetic surveys and structural mapping at Mt Dove have pinpointed new gold targets, aligning with regional mineralisation trends seen at major nearby gold deposits. Sayona will prioritise drilling at these key targets to assess their economic potential.

Tabba Tabba

At the Tabba Tabba project, recent exploration activities have included RC drilling, geological mapping, and geochemical sampling. In September 2024, a drill program was completed with a total of five holes for 1,680 metres. While no significant lithium mineralisation was identified, several zones of anomalous geochemistry were detected, guiding future exploration efforts.

Geophysical data processing and inversion have helped refine drill targets for the next phase of work. Additional field mapping and geochemical surveys are planned to identify spodumene-bearing structures and improve the overall geological model of the project. Sayona remains committed to evaluating Tabba Tabba's potential through systematic exploration.

Overall, Western Australia remains an important area for Sayona's expansion, with continuous investment in exploration programs to assess new lithium and gold targets.

Sayona Interim Financial Report

11

Corporate

Annual General Meeting

Sayona held its Annual General Meeting on 28 November 2024, at which all resolutions put to the meeting were approved by shareholders. Pleasingly, the non-binding vote on the Remuneration Report was approved by shareholders, recognising the material changes to remuneration reporting that were implemented by the Company during FY24.

Capital Management

Sayona successfully completed a capital raise of $38.3 million (after transaction costs) in the December 2024 quarter, with an additional conditional placement of $69 million planned upon completion of the merger. Cash and cash equivalents increased from $90.6 million as at 30 June 2024 to $110.4 million as at 31 December 2024.

The Company remains committed to disciplined capital allocation, focusing on cost optimisation and strategic growth initiatives to strengthen its financial position and ensure long-term financial viability.

> Cash and cash equivalents increased from $90.6 million as at 30 June 2024 to $110.4 million as at 31 December 2024.

Significant Events After Reporting Date

On 6 January 2025, the Group announced the termination of its At-the-Market Subscription Agreement ("ATM") with Acuity Capital. The ATM provided the Group with up to $200 million of standby equity capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in Sayona Mining Limited ("Collateral Shares"). The Collateral Shares have now been transferred at zero cost from Acuity Capital to the Company's Employee Share Scheme Trustee, where they will be held to meet the future vesting of employee share awards.

Subsequent to the end of the reporting period, the Board determined to delay the transition of Mr James Brown from an Executive Director to a Non-Executive Director until the completion of the merger with Piedmont Lithium. This has been necessary to allow Mr Brown to continue participating in the merger process by providing invaluable support to both the Managing Director and broader management team.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

Sayona Interim Financial Report
12

External Factors and Risks Affecting the Group's Results

The Group has robust risk management processes and internal compliance and control systems in place to address material business risks.

Notwithstanding, the following risks may affect the Group's ability to achieve its objectives:

- global economic uncertainty and liquidity negatively impacting the market for lithium;
- negative commodity price variations and volatility;
- heightened political, social and economic expectations in respect of climate change and the transition to a low-carbon economy;
- political risks and actions by governments and authorities including changes in legislation, regulation and policy;
- major external events or natural disasters;
- delays or refusal of relevant approvals to conduct proposed operations;
- inability to deliver safe, stable and predictable operational performance;
- inability to secure supply of logistics chains and critical goods and services;
- exploration and evaluation activity not achieving the expected or desired results;
- inflationary impacts and foreign exchange rate fluctuations; and
- inability to raise additional funds in the future.

Auditor Independence

The Group's auditor has provided an independence declaration in accordance with Section 307C of the *Corporations Act 2001*, which is set out on page 14 and forms part of this report.

Rounding of Amounts

Sayona Mining Limited is an entity to which Australian Securities and Investments Commission Corporations (Rounding in Financial /Directors' Reports) Instrument 2016/191 (ASIC Instrument 2016/191) applies. Amounts in this Directors' Report and consolidated financial statements have been rounded to the nearest thousand dollars in accordance with ASIC Instrument 2016/191, unless otherwise stated.

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona's control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Sayona undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

Non-IFRS Measures

This report includes certain non-IFRS financial measures, including underlying measures of earnings or liquidity. Non-IFRS measures should not be considered as alternatives to an IFRS measure of profitability, financial performance or liquidity. In the opinion of the Company's directors, these non-IFRS measures provide useful information to assess the financial performance of the Group over the reporting period.

The Directors' Report is signed in accordance with a resolution of the Board of Directors.

Laurie Lefcourt
Chair, Audit and Risk Committee
28 February 2025

Lucas Dow
Managing Director
and Chief Executive Officer
28 February 2025

Sayona Interim Financial Report
13

Ernst & Young
111 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
Fax: +61 7 3011 3100
ey.com/au

Shape the future
with confidence

Auditor's independence declaration to the directors of Sayona Mining Limited

As lead auditor for the review of the half-year financial report of Sayona Mining Limited for the half-year ended 31 December 2024, I declare to the best of my knowledge and belief, there have been:

a. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review;

b. No contraventions of any applicable code of professional conduct in relation to the review; and

c. No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sayona Mining Limited and the entities it controlled during the financial period.

Ernst & Young

Andrew Carrick
Partner Brisbane
28 February 2025

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Sayona Interim Financial Report
14

Consolidated Financial Statements

16
Consolidated Statement of Profit or Loss

16
Consolidated Statement of Comprehensive Income

17
Consolidated Statement of Financial Position

18
Consolidated Statement of Changes in Equity

19
Consolidated Statement of Cash Flows

20
Notes to the Financial Statements

Sayona Interim Financial Report
15

Consolidated Statement of Profit or Loss
for the half year ended 31 December 2024

	Note	31 December 2024 $'000	31 December 2023 $'000
Revenue	5	**121,894**	118,340
Other income		**6,412**	3,664
Expenses	6	**(182,744)**	(155,228)
Loss from operations		**(54,438)**	(33,224)
Financial income		**2,311**	4,789
Financial expenses		**(4,196)**	(2,670)
Net financial income/(expense)		**(1,885)**	2,119
Loss before income tax		**(56,323)**	(31,105)
Income tax expense	7	**(7,352)**	(1,347)
Loss after income tax		**(63,675)**	(32,452)
Attributable to:			
Equity holders of Sayona Mining Limited		**(51,726)**	(29,343)
Non-controlling interests		**(11,949)**	(3,109)
Earnings per share			
Basic earnings per share (cents)	8, 19	**(0.50)**	(0.29)
Diluted earnings per share (cents)	8, 19	**(0.50)**	(0.29)

The accompanying notes form part of the consolidated financial statements.

Consolidated Statement of Comprehensive Income
for the half year ended 31 December 2024

	Note	31 December 2024 $'000	31 December 2023 $'000
Loss after income tax		**(63,675)**	(32,452)
Other comprehensive income/(loss)			
Items that may be reclassified to the Consolidated Statement of Profit or Loss:			
Foreign exchange rate differences on translation of foreign operations		**16,527**	(15,164)
Total items that may be reclassified to the Consolidated Statement of Profit or Loss		**16,527**	(15,164)
Items that will not be reclassified to the Consolidated Statement of Profit or Loss:			
Fair value losses on financial assets at fair value through other comprehensive income		**(496)**	(1,119)
Total items that will not be reclassified to the Consolidated Statement of Profit or Loss		**(496)**	(1,119)
Total other comprehensive income/(loss)		**16,031**	(16,283)
Total comprehensive loss		**(47,644)**	(48,735)
Attributable to:			
Equity holders of Sayona Mining Limited		**(38,480)**	(42,514)
Non-controlling interests		**(9,164)**	(6,221)

The accompanying notes form part of the consolidated financial statements.

Sayona Interim Financial Report
16

Consolidated Statement of Financial Position as at 31 December 2024

	Note	31 December 2024 $'000	30 June 2024 $'000
ASSETS			
Current assets			
Cash and cash equivalents		**110,392**	90,624
Trade and other receivables	9	**38,253**	27,548
Inventories	10	**39,584**	73,040
Current tax assets		**2,433**	3,138
Other assets		**21,134**	23,339
Total current assets		**211,796**	217,689
Non-current assets			
Other financial assets		**303**	740
Property, plant and equipment	11	**771,965**	734,084
Total non-current assets		**772,268**	734,824
Total assets		**984,064**	952,513
LIABILITIES			
Current liabilities			
Trade and other payables	12	**48,229**	60,876
Interest bearing liabilities	14	**64,704**	15,470
Other liabilities	13	**-**	6,084
Provisions		**6,217**	5,963
Total current liabilities		**119,150**	88,393
Non-current liabilities			
Interest bearing liabilities	14	**14,846**	15,150
Other liabilities	13	**12,938**	12,007
Deferred tax liabilities		**23,434**	16,021
Provisions		**26,722**	25,309
Total non-current liabilities		**77,940**	68,487
Total liabilities		**197,090**	156,880
Net assets		**786,974**	795,633
EQUITY			
Share capital	16	**834,065**	795,773
Reserves		**1,648**	(11,991)
Accumulated losses		**(170,166)**	(118,740)
Total equity attributable to equity holders of Sayona Mining Limited		**665,547**	665,042
Non-controlling interests		**121,427**	130,591
Total equity		**786,974**	795,633

The accompanying notes form part of the consolidated financial statements.

Sayona Interim Financial Report 17

Consolidated Statement of Changes in Equity for the half year ended 31 December 2024

	Note	Attributable to equity holders of Sayona Mining Limited					
	Note	Share capital $'000	Reserves $'000	Accumulated losses $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
Balance as at 1 July 2024		**795,773**	**(11,991)**	**(118,740)**	**665,042**	**130,591**	**795,633**
Loss after income tax		**-**	**-**	**(51,726)**	**(51,726)**	**(11,949)**	**(63,675)**
Other comprehensive income		**-**	**13,246**	**-**	**13,246**	**2,785**	**16,031**
Total comprehensive income/(loss)		**-**	**13,246**	**(51,726)**	**(38,480)**	**(9,164)**	**(47,644)**
Transactions with owners:							
Shares issued	16	**40,000**	**-**	**-**	**40,000**	**-**	**40,000**
Transaction costs	16	**(1,708)**	**-**	**-**	**(1,708)**	**-**	**(1,708)**
Share based payments		**-**	**693**	**-**	**693**	**-**	**693**
Transfers and other movements		**-**	**(300)**	**300**	**-**	**-**	**-**
Balance as at 31 December 2024		**834,065**	**1,648**	**(170,166)**	**665,547**	**121,427**	**786,974**
Balance as at 1 July 2023		756,744	12,773	(24,738)	744,779	128,666	873,445
Loss after income tax		-	-	(29,343)	(29,343)	(3,109)	(32,452)
Other comprehensive loss		-	(13,171)	-	(13,171)	(3,112)	(16,283)
Total comprehensive loss		-	(13,171)	(29,343)	(42,514)	(6,221)	(48,735)
Transactions with owners:							
Shares issued	16	37,399	-	-	37,399	-	37,399
Transaction costs	16	(120)	-	-	(120)	-	(120)
Share based payments		-	84	-	84	-	84
Transfers and other movements		1,750	(3,350)	1,600	-	4,156	4,156
Balance as at 31 December 2023		795,773	(3,664)	(52,481)	739,628	126,601	866,229

The accompanying notes form part of the consolidated financial statements.

Sayona Interim Financial Report
18

Consolidated Statement of Cash Flows
for the half year ended 31 December 2024

	Note	31 December 2024 $'000	31 December 2023 $'000
Operating activities			
Loss before income tax		**(56,323)**	(31,105)
Adjustments for:			
Depreciation and amortisation expense	6	**18,853**	15,578
Impairment and write down of financial assets	6	**542**	-
Impairment and write down of non-financial assets	6	**-**	5,312
Income from sale of tax benefits under flow through share arrangements		**(6,084)**	(3,014)
Net financial income and expenses		**1,885**	(2,119)
Net movement in inventories relating to net realisable value adjustments	6	**(3,809)**	24,840
Share based payments		**693**	84
Changes in assets and liabilities:			
Trade and other receivables		**(10,512)**	(8,064)
Inventories		**38,148**	(32,199)
Other assets		**2,686**	(1,260)
Trade and other payables		**(16,506)**	36,960
Provisions and other liabilities		**47,874**	(1,593)
Cash generated from operations		**17,447**	3,420
Interest received		**2,387**	4,579
Interest paid		**(357)**	(456)
Net cash flows from operating activities		**19,477**	7,543
Investing activities			
Exploration expenditure		**(24,254)**	(20,886)
Exploration expenditure expensed and included in operating cash flows		**1,174**	-
Purchases of property, plant and equipment		**(12,722)**	(77,597)
Net cash flows used in investing activities		**(35,802)**	(98,483)
Financing activities			
Proceeds from associated entities		**-**	4,156
Repayment of interest bearing liabilities		**(1,365)**	(990)
Proceeds from issue of shares and exercise of options		**40,000**	37,399
Transaction costs associated with share issues		**(1,708)**	(1,211)
Net cash flows from financing activities		**36,927**	39,354
Net increase/(decrease) in cash and cash equivalents		**20,602**	(51,586)
Cash and cash equivalents at the beginning of the period		**90,624**	211,119
Foreign exchange rate differences on cash and cash equivalents		**(834)**	(1,553)
Cash and cash equivalents at the end of the period		**110,392**	157,980

The accompanying notes form part of the consolidated financial statements.

Sayona Interim Financial Report
19

Notes to the Financial Statements

These consolidated financial statements and notes represent those of Sayona Mining Limited ("the Company") and its controlled entities (the "Consolidated Group" or "Group").

The consolidated financial statements of the Group for the half year ended 31 December 2024 were authorised for issue in accordance with a resolution of the Directors on 28 February 2025.

1. Reporting Entity

Sayona Mining Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the OTCQB Venture Market in the United States (OTCQB).

The nature of the operations and principal activities of the Group are described in the Directors' Report.

2. Basis of Preparation

The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the *Corporations Act 2001* and *AASB 134 Interim Financial Reporting*.

The financial report for the half year ended 31 December 2024 does not include all of the information normally included in an annual report. Accordingly, this report should be read in conjunction with the consolidated financial statements of the Group for the year ended 30 June 2024, together with any public announcements made by the Company in accordance with the continuous disclosure obligations of the ASX Listing Rules

The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group's ability to continue as a going concern for the twelve months from the date of this report.

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value.

All amounts are presented in Australian dollars, with values rounded to the nearest thousand in accordance with *ASIC Corporations Instrument 2016/191*, unless otherwise stated.

The same accounting policies and methods of computation have been applied in these consolidated financial statements as compared with the most recent consolidated financial statements of the Group for the year ended 30 June 2024, unless otherwise stated in the notes to the consolidated financial statements.

Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year.

(a) Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2024, except as described in Note 3.

3. New Standards and Interpretations

There are a number of new standards and interpretations which are effective for annual reporting periods beginning after 1 July 2024. The Group has not made any changes to its accounting policies or made any retrospective adjustments in relation to these standards and interpretations.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. It is expected that where applicable, these standards and interpretations will be adopted on each respective effective date.

The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group.

Sayona Interim Financial Report
20

Notes to the Financial Statements

Financial Performance

This section details the results and financial performance of the Group including profitability and earnings per share.

4. Segment Reporting

(a) Identification of reportable segments

The Group is an emerging lithium producer with operations in Australia and Canada. The principal activities of the Group during the half year were lithium mining and processing at North American Lithium and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.

Management has determined the operating segments based on the reports that are used by the Board to make strategic decisions. Due to the geographically disparate nature of the operations, management examines the Group's financial performance and activity from a geographical perspective. During the period, the reportable segments for the Group were segregated between Australian operations, Canadian operations, and Corporate activities.

The principal activities of each reportable segment are summarised as follows:

Reportable segment	Principal activities
Australian operations	Operations located in Western Australia, Australia
Graphite projects	Exploration site for graphite in the East Kimberley region
Lithium and gold projects	Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions
Canadian operations	Operations located in Québec, Canada
Abitibi-Témiscamingue Hub	
North American Lithium (NAL)	Lithium mining and processing
Authier Lithium Project	Hard rock lithium deposit
Pontiac Claims	Exploration site for lithium pegmatite occurrences
Tansim Lithium Project	Exploration site for lithium, tantalum and beryllium
Vallée Lithium Project	Mineral rights claims located adjacent to NAL
Eeyou Istchee James Bay Hub	
Lac Albert Lithium Project	Exploration site for lithium pegmatite occurrences
Moblan Lithium Project	Hard rock lithium deposit host to high-grade spodumene mineralisation
Troilus Claims	Wholly owned claims located adjacent to the Moblan Lithium Project
Corporate	Corporate activities not directly related to operations

(b) Segment results

The segment information reflects the Group's interest in subsidiaries and joint operations, as well as material equity accounted joint ventures on a proportional consolidation basis. The segment information includes non-IFRS financial measures.

Segment performance is measured by Underlying EBIT and Underlying EBITDA. Underlying EBIT is profit before net financial income and expenses, income tax expense and other earnings adjustment items. Underlying EBITDA is Underlying EBIT before Underlying depreciation and amortisation expense.

Reconciliations of underlying segment information to statutory information included in the Group's consolidated financial statements are set out in Note 4 (c).

Sayona Interim Financial Report

21

Notes to the Financial Statements

4. Segment Reporting (continued)

(b) Segment results (continued)

Half year ended 31 December 2024	Australian operations $'000	Canadian operations $'000	Corporate $'000	Group eliminations $'000	Total $'000
Revenue	-	121,894	-	-	121,894
Total underlying revenue	-	121,894	-	-	121,894
Underlying EBITDA	(1,265)	(31,706)	(4,074)	-	(37,045)
Underlying depreciation and amortisation expense (1)	(1)	(22,031)	(68)	-	(22,100)
Underlying EBIT	(1,266)	(53,737)	(4,142)	-	(59,145)
Net financial income/(expense)	-	(3,339)	1,454	-	(1,885)
Income tax expense	-	(7,352)	-	-	(7,352)
Underlying loss after income tax	(1,266)	(64,428)	(2,688)	-	(68,382)
Total adjustments to profit/(loss)	-	9,893	(5,186)	-	4,707
Loss after income tax	(1,266)	(54,535)	(7,874)	-	(63,675)
Underlying exploration expenditure (2)	-	27,959	-	-	27,959
Underlying capital expenditure (3)	-	12,823	74	-	12,897
Total underlying assets	136	913,177	816,975	(746,224)	984,064
Total underlying liabilities	27	186,661	9,605	797	197,090

(1) Underlying depreciation and amortisation expense includes depreciation and amortisation charges of $18.9 million and non-cash inventory movements of $3.2 million.
(2) Underlying exploration expenditure includes capitalised exploration expenditure and excludes any exploration and tenement holding costs which have been expensed as incurred.
(3) Underlying capital expenditure excludes capitalised exploration expenditure.

Half year ended 31 December 2023	Australian operations $'000	Canadian operations $'000	Corporate $'000	Group eliminations $'000	Total $'000
Revenue	-	118,340	-	-	118,340
Total underlying revenue	-	118,340	-	-	118,340
Underlying EBITDA	(159)	14,288	(4,637)	-	9,492
Underlying depreciation and amortisation expense (1)	(1)	(15,528)	(49)	-	(15,578)
Underlying EBIT	(160)	(1,240)	(4,686)	-	(6,086)
Net financial income/(expense)	-	71	2,048	-	2,119
Income tax expense	-	(1,347)	-	-	(1,347)
Underlying loss after income tax	(160)	(2,516)	(2,638)	-	(5,314)
Total adjustments to profit/(loss)	-	(27,138)	-	-	(27,138)
Loss after income tax	(160)	(29,654)	(2,638)	-	(32,452)
Underlying exploration expenditure (2)	236	30,607	-	-	30,843
Underlying capital expenditure (3)	-	67,316	12	-	67,328
Total underlying assets	3,994	872,483	827,506	(670,415)	1,033,568
Total underlying liabilities	1	152,807	13,441	1,090	167,339

(1) Underlying depreciation and amortisation expense includes depreciation and amortisation charges of $15.6 million.
(2) Underlying exploration expenditure includes capitalised exploration expenditure and excludes any exploration and tenement holding costs which have been expensed as incurred.
(3) Underlying capital expenditure excludes capitalised exploration expenditure.

Inter-segment transactions
Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group's financial statements.

Segment assets
Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities
Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

Sayona Interim Financial Report
22

Notes to the Financial Statements

4. Segment Reporting (continued)

(c) Underlying results reconciliation

The following table reconciles the underlying segment information to the Group's statutory results for the half year:

	31 December 2024 $'000	31 December 2023 $'000
Underlying EBITDA	**(37,045)**	9,492
Underlying depreciation and amortisation expense	**(22,100)**	(15,578)
Underlying EBIT	**(59,145)**	(6,086)
Income from sale of tax benefits under flow through share arrangements [1]	**6,084**	3,014
Net movement in inventories relating to net realisable value adjustments [2]	**3,809**	(24,840)
Impairment and write down of non-financial assets [3]	**-**	(5,312)
Merger transaction and integration costs [4]	**(5,186)**	-
Loss from operations	**(54,438)**	(33,224)
Underlying loss after income tax	**(68,382)**	(5,314)
Total adjustments to profit/(loss)	**4,707**	(27,138)
Loss after income tax	**(63,675)**	(32,452)

(1) Adjustment to profit/(loss) for Canadian operations segment. Refer to Note 13 (a) for further details.
(2) Adjustment to profit/(loss) for Canadian operations segment. Refer to Note 10 (a) for further details.
(3) Adjustment to profit/(loss) for Canadian operations segment.
(4) Adjustment to profit/(loss) for Corporate segment. Refer to Note 6 for further details.

5. Revenue

	31 December 2024 $'000	31 December 2023 $'000
Sales revenue from contracts with customers [1]	**124,598**	156,844
Other revenue [2]	**(2,704)**	(38,504)
Total revenue	**121,894**	118,340

(1) Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (a) for a disaggregation of revenue by primary geographical market.
(2) Other revenue relates predominantly to provisional pricing adjustments recognised at fair value.

(a) Disaggregation of revenue from contracts with customers

The following table disaggregates revenue from contracts with customers by primary geographical market:

	31 December 2024 $'000	31 December 2023 $'000
Primary geographical markets [1]		
China	**121,894**	118,340

(1) Revenue is primarily presented by the geographical destination of the product.

(b) Contract balances

The following table provides information about receivables, contract assets and contract liabilities relating to contracts with customers:

	31 December 2024 $'000	30 June 2024 $'000
Receivables, which are included in 'Trade and other receivables'	**24,600**	9,208
Contract liabilities, which are included in 'Interest bearing liabilities' [1]	**47,986**	-

(1) Refer to Note 14 (a) for further details.

Sayona Interim Financial Report
23

Notes to the Financial Statements

6. Expenses

	31 December 2024 $'000	31 December 2023 $'000
Administration and corporate overheads	**2,345**	4,324
Changes in inventories of finished goods and work in progress	**39,442**	(30,098)
Depreciation and amortisation expense	**18,853**	15,578
Employee benefits expense	**19,683**	19,778
External services [(1)]	**78,999**	84,585
Impairment and write down of financial assets	**542**	-
Impairment and write down of non-financial assets	**-**	5,312
Net movement in inventories relating to net realisable value adjustments [(2)]	**(3,809)**	24,840
Raw materials and consumables used	**21,130**	23,451
All other operating expenses	**5,559**	7,458
Total expenses	**182,744**	155,228

(1) The amount reported for the half year ended 31 December 2024 includes $5.2 million of non-recurring merger transaction and integration costs (31 December 2023: Nil).
(2) Refer to Note 10 (a) for details on the net movement in inventories relating to net realisable value adjustments.

7. Tax

(a) Income tax expense

Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income.

	31 December 2024 $'000	31 December 2023 $'000
Current income tax expense	**497**	119
Deferred income tax expense	**6,855**	1,228
Total income tax expense	**7,352**	1,347

Income tax expense charged to profit or loss is the tax payable on the current period's taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

(b) Reconciliation of prima facie tax expense to income tax expense

	31 December 2024 $'000	31 December 2023 $'000
Loss before income tax	**(56,323)**	(31,105)
Income tax on loss before income tax calculated at 30 per cent (31 December 2023: 30 per cent)	**(16,897)**	(9,332)
Adjust for tax effect of:		
Mining tax	**1,611**	(393)
Non-deductible expenses	**7,017**	4,890
Other deductible expenses	**-**	(1,494)
Other non-assessable income	**-**	(925)
Prior period adjustments	**(54)**	(842)
Tax losses and temporary differences not brought to account	**13,802**	8,347
Tax rate differential on non-Australian income	**1,873**	1,096
Total income tax expense	**7,352**	1,347

Sayona Interim Financial Report
24

Notes to the Financial Statements

8. Earnings per Share

The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations:

	31 December 2024	31 December 2023 Restated *
Loss attributable to equity holders of Sayona Mining Limited ($'000)	**(51,726)**	(29,343)
Weighted average number of ordinary shares ('000)		
Basic earnings per share denominator	**10,274,274**	10,012,806
Ordinary shares contingently issuable (1)	**-**	-
Diluted earnings per share denominator	**10,274,274**	10,012,806
Earnings per share (cents)		
Basic	**(0.50)**	(0.29)
Diluted	**(0.50)**	(0.29)

* Refer to Note 19 for details on restatement of prior period comparatives.

(1) The weighted average number of options contingently issuable into ordinary shares as at 31 December 2024 is 3.2 million (31 December 2023: 17.1 million). The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share.

Basic earnings per share

Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding during the half year.

Diluted earnings per share

Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.

Sayona Interim Financial Report

25

Notes to the Financial Statements

Operating Assets and Liabilities

This section details the assets used and liabilities incurred to generate the Group's trading performance. Assets and liabilities relating to the Group's financing activities are addressed in the Capital Structure and Financial Management section on pages 29 to 32.

9. Trade and Other Receivables

	31 December 2024 $'000	30 June 2024 $'000
Trade receivables	**24,600**	9,208
GST/QST receivable from taxation authorities	**11,028**	15,671
Other receivables	**2,625**	2,669
Total trade and other receivables	**38,253**	27,548
Comprising:		
Current	**38,253**	27,548
Non-current	**-**	-

10. Inventories

	31 December 2024 $'000	30 June 2024 $'000
Raw materials and consumables	**12,084**	10,504
Work in progress	**9,182**	25,608
Finished goods	**18,318**	36,928
Total inventories	**39,584**	73,040
Comprising:		
Current	**39,584**	73,040
Non-current	**-**	-

(a) Net movement in inventories relating to net realisable value adjustments

The value of work in progress and finished goods inventories carried at net realisable value as at 31 December 2024 was $27.5 million (30 June 2024: $62.5 million). A net inventory write up of $3.8 million has been recognised in profit or loss for the half year ended 31 December 2024 (31 December 2023: write down of $24.8 million).

Sayona Interim Financial Report
26

Notes to the Financial Statements

11. Property, Plant and Equipment

	Land and buildings $'000	Plant and equipment $'000	Mine properties $'000	Capital works in progress $'000	Exploration and evaluation $'000	Total $'000
At 31 December 2024						
Cost	**24,285**	**395,416**	**271,975**	**33,500**	**107,659**	**832,835**
Accumulated depreciation	**(2,136)**	**(48,234)**	**(9,167)**	**-**	**(1,333)**	**(60,870)**
Net book value at 31 December 2024	**22,149**	**347,182**	**262,808**	**33,500**	**106,326**	**771,965**
Net book value as at 1 July 2024	**20,171**	**348,023**	**260,496**	**28,138**	**77,256**	**734,084**
Additions	**-**	**-**	**-**	**12,897**	**27,959**	**40,856**
Changes in closure provision estimate	**-**	**143**	**-**	**-**	**-**	**143**
Disposals	**-**	**(652)**	**-**	**-**	**-**	**(652)**
Depreciation charge	**(771)**	**(14,172)**	**(3,910)**	**-**	**-**	**(18,853)**
Transfers and other movements	**2,749**	**13,840**	**6,222**	**(7,535)**	**1,111**	**16,387**
Net book value at 31 December 2024	**22,149**	**347,182**	**262,808**	**33,500**	**106,326**	**771,965**
At 30 June 2024 [(1)]						
Cost	21,490	382,072	264,399	28,138	84,487	780,586
Accumulated depreciation	(1,319)	(34,049)	(3,903)	-	(7,231)	(46,502)
Net book value at 30 June 2024	20,171	348,023	260,496	28,138	77,256	734,084
Net book value at 1 July 2023	5,809	317,188	228,960	158	129,958	682,073
Additions	-	1,963	-	105,565	33,341	140,869
Changes in closure provision estimate	-	(10,121)	-	-	-	(10,121)
Disposals	-	(21)	-	(4,991)	(4,809)	(9,821)
Depreciation charge	(921)	(29,976)	(2,880)	-	-	(33,777)
Impairment charge	-	-	-	-	(7,266)	(7,266)
Transfers and other movements	15,283	68,990	34,416	(72,594)	(73,968)	(27,873)
Net book value at 30 June 2024	20,171	348,023	260,496	28,138	77,256	734,084

(1) The movements in net book value for the comparative period represent movements for the twelve month period ended 30 June 2024.

Capital expenditure commitments (including exploration and evaluation expenditure) as at 31 December 2024 were $2.2 million (30 June 2024: $20.8 million).

12. Trade and Other Payables

	31 December 2024 $'000	30 June 2024 $'000
Trade payables	**11,222**	29,330
Accrued expenses	**20,551**	17,044
Other payables – associated entities	**11,890**	2,467
Other payables – provisional pricing adjustments	**1,968**	6,505
Other payables	**2,598**	5,530
Total trade and other payables	**48,229**	60,876
Comprising:		
Current	**48,229**	60,876
Non-current	**-**	-

Sayona Interim Financial Report

27

Notes to the Financial Statements

13. Other Liabilities

	31 December 2024 $'000	30 June 2024 $'000
Deferred income (1)	**12,938**	12,007
Flow through share premium liability (2)	**-**	6,084
Total other liabilities	**12,938**	18,091
Comprising:		
Current	**-**	6,084
Non-current	**12,938**	12,007

(1) As part of the Group's acquisition of Moblan, a royalty agreement was entered into with Lithium Royalty Corp. (LRC). Under the terms of the agreement, royalties are payable to LRC based on tonnages produced from properties acquired as part of the Moblan Lithium Project. Royalties are based on either Gross Overriding Revenue (GOR) or Net Smelter Return (NSR), depending on the property. The Group amortises royalty advances based on tonnages produced and the contractual obligations set out in the agreement.

(2) Flow through share proceeds of $54.9 million, received by the Group in March 2023, were fully utilised as at 31 December 2024.

(a) Flow Through Shares

Under Canadian taxation legislation, mining companies may issue flow through shares to finance eligible exploration programs. A flow through share arrangement enables an entity to incur qualifying exploration and evaluation expenditure and renounce the related income tax deductions to investors. On issuance, the entity allocates the proceeds from issuance between issued capital and the sale of tax benefits (or flow through share premium), which is equal to the estimated premium that investors pay for the flow through feature. Issued share capital is recognised at fair value with the residual value recognised as a flow through share premium liability.

At initial recognition, the sale of tax benefits is deferred and presented as other liabilities in the Consolidated Statement of Financial Position as the entity has not yet fulfilled its obligations to pass on the tax deductions to investors. Upon expenditure being incurred, the entity derecognises the liability and recognises the premium as other income in the Consolidated Statement of Profit or Loss. The expenditure also gives rise to a deferred tax liability which is recognised as the difference between the carrying value and tax base of the qualifying expenditure.

The Company has elected to apply the renunciation process prospectively and has relied upon the "look-back" rule which allows the Company to renounce eligible expenditures incurred up to an entire calendar year following the last day of the calendar year in which the flow through shares were issued.

Sayona Interim Financial Report
28

Notes to the Financial Statements

Capital Structure and Financial Management

This section details the capital structure and related financing activities of the Group.

14. Interest Bearing Liabilities

	31 December 2024 $'000	30 June 2024 $'000
Contract liabilities	**47,986**	-
Lease liabilities	**4,144**	5,415
Non-convertible redeemable cumulative preference shares	**27,420**	25,205
Total interest bearing liabilities	**79,550**	30,620
Comprising:		
Current	**64,704**	15,470
Non-current	**14,846**	15,150

(a) Contract liabilities

On 19 June 2024, the Group entered into a contract note with a trading company partner whereby North American Lithium may elect to receive up to US$30 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the facility.

The outstanding amount received in advance is unsecured, and interest is payable on this amount at the Secured Overnight Financing Rate plus 2.4 per cent.

The outstanding amount received in advance as at 31 December 2024 is US$29.7 million (30 June 2024: Nil) and is expected to be fully realised within the next twelve months.

(b) Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec's (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of NAL or at the option of IQ, subject to satisfaction of various performance hurdles.

On 24 June 2024, IQ agreed to extend the delivery date of the feasibility study condition for a period of three months from 1 September 2024 to 1 December 2024. On 29 November 2024, IQ further agreed to extend the delivery date to 1 April 2025.

The terms of the preference shares are detailed below:

- interest is accrued or paid at 5 per cent per annum, except for the period from 1 September 2024 to 1 April 2025 in which interest is accrued or paid at 16.25 per cent per annum;
- the shares cannot be converted to equity at any time;
- preference shareholders are not entitled to dividends or to vote at shareholder meetings;
- redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and
- in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.

The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.

Sayona Interim Financial Report
29

Notes to the Financial Statements

15. Financial Assets and Liabilities

The following table reflects the carrying value of financial assets and liabilities by class:

	Held at FVTPL $'000	Designated as FVOCI $'000	Amortised cost $'000	Total $'000
At 31 December 2024				
Financial assets				
Current				
Cash and cash equivalents	-	-	110,392	110,392
Trade and other receivables	-	-	38,253	38,253
Other assets	-	-	18,452	18,452
Total current financial assets	-	-	167,097	167,097
Non-current				
Other financial assets	-	303	-	303
Total non-current financial assets	-	303	-	303
Total financial assets	-	303	167,097	167,400
Financial liabilities				
Current				
Trade and other payables	1,968	-	46,261	48,229
Interest bearing liabilities	-	-	13,711	13,711
Total current financial liabilities	1,968	-	59,972	61,940
Non-current				
Interest bearing liabilities	-	-	13,710	13,710
Other liabilities	-	-	12,938	12,938
Total non-current financial liabilities	-	-	26,648	26,648
Total financial liabilities	1,968	-	86,620	88,588

	Held at FVTPL $'000	Designated as FVOCI $'000	Amortised cost $'000	Total $'000
At 30 June 2024				
Financial assets				
Current				
Cash and cash equivalents	-	-	90,624	90,624
Trade and other receivables	-	-	11,877	11,877
Other assets	-	-	18,530	18,530
Total current financial assets	-	-	121,031	121,031
Non-current				
Other financial assets	-	740	-	740
Total non-current financial assets	-	740	-	740
Total financial assets	-	740	121,031	121,771
Financial liabilities				
Current				
Trade and other payables	6,505	-	54,371	60,876
Interest bearing liabilities	-	-	12,672	12,672
Total current financial liabilities	6,505	-	67,043	73,548
Non-current				
Interest bearing liabilities	-	-	12,533	12,533
Other liabilities	-	-	12,007	12,007
Total non-current financial liabilities	-	-	24,540	24,540
Total financial liabilities	6,505	-	91,583	98,088

Recognition and measurement

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted).

Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately.

Sayona Interim Financial Report
30

Notes to the Financial Statements

15. Financial Assets and Liabilities (continued)

Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria:

- the contractual cash flow characteristics of the financial asset; and
- the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

- the financial asset is managed solely to collect contractual cash flows; and
- the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

Financial liabilities are subsequently measured at amortised cost, except for derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss.

(a) Fair value measurement

The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values.

The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The Group applies the following hierarchy for financial assets and liabilities carried at fair value:

Fair value hierarchy	Valuation inputs
Level 1	Based on unadjusted quoted prices in active markets for identical financial assets and liabilities.
Level 2	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).
Level 3	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

Where the carrying value of financial assets and liabilities do not approximate their fair value, the fair value has been measured based on inputs in the hierarchy as follows:

	Level 1 $'000	Level 2 $'000	Level 3 $'000	Total $'000
At 31 December 2024				
Other financial assets	**303**	**-**	**-**	**303**
Trade and other payables	**-**	**(1,968)**	**-**	**(1,968)**
Total	**303**	**(1,968)**	**-**	**(1,665)**
At 30 June 2024				
Other financial assets	740	-	-	740
Trade and other payables	-	(6,505)	-	(6,505)
Total	740	(6,505)	-	(5,765)

Sayona Interim Financial Report

31

Notes to the Financial Statements

15. Financial Assets and Liabilities (continued)

(a) Fair value measurement (continued)

The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Other payables – provisional pricing adjustment	Market-based pricing	Market-based pricing indices	The estimated fair value would increase (decrease) if the market-based pricing were lower (higher).

The Group did not measure any financial assets or liabilities at fair value on a non-recurring basis as at 31 December 2024. There were no transfers between levels of the hierarchy during the half year.

16. Share Capital

Ordinary shares

The movement in fully paid ordinary shares during the half year is as follows:

	31 December 2024 No. shares	30 June 2024 No. shares	31 December 2024 $'000	30 June 2024 $'000
At the beginning of the period	**10,293,296,014**	10,039,138,024	**795,773**	756,744
Shares issued	**1,250,000,000**	244,157,990	**40,000**	37,399
Transaction costs associated with share issues	**-**	-	**(1,708)**	(120)
Transfers and other movements	**-**	10,000,000	**-**	1,750
At the end of the period	**11,543,296,014**	10,293,296,014	**834,065**	795,773

(a) Significant share issues during the year

On 29 November 2024, the Group completed a fully underwritten placement to institutional investors, resulting in the issuance of 1,250,000,000 fully paid ordinary shares at an issue price of $0.032 per share for aggregate gross proceeds of $40.0 million.

Options

The movement in options during the half year is as follows:

	Listed options		Unlisted options	
	31 December 2024 No. options	30 June 2024 No. options	31 December 2024 No. options	30 June 2024 No. options
At the beginning of the period	**-**	-	**12,234,482**	42,234,482
Granted during the period	**-**	-	**-**	10,000,000
Exercised during the period	**-**	-	**-**	(40,000,000)
Forfeited / lapsed during the period	**-**	-	**(10,000,000)**	-
At the end of the period	**-**	-	**2,234,482**	12,234,482

Sayona Interim Financial Report

32

Notes to the Financial Statements

Other Disclosures

This section contains other information that must be disclosed to comply with accounting standards and other pronouncements but is not considered critical in understanding the financial performance or position of the Group.

17. Related Party Transactions

The following table reflects significant transactions and outstanding balances with related parties (other than key management personnel) during and at the end of the reporting period:

	Transactions for the period		Outstanding balance	
	31 December 2024 $	31 December 2023 $	**31 December 2024 $**	30 June 2024 $
Sales of goods and services	**97,985,211**	53,331,505	**17,654,529**	6,099,941
Net increase (decrease) in other amounts owing with related parties	**156,636**	-	**(2,581,844)**	(702,346)
Proceeds from related parties (excluding sales of goods and services)	**-**	4,154,489	**-**	-

Transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

18. Contingent Assets and Liabilities

From time to time, the Group may receive claims from customers and suppliers in the ordinary course of business. The Group assesses any claims received from customers or suppliers and deals with them as required. There were no material contingent assets or liabilities at the end of the reporting period (30 June 2024: Nil).

19. Restatement of Comparative Information

(a) Adjustment to earnings per share upon termination of facility with Acuity Capital

On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement) with Acuity Capital. The ATM provided the Group with up to $200 million of standby equity capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in Sayona Mining Limited ("Collateral Shares").

On 6 January 2025, the Group announced the termination of the ATM, with the Collateral Shares transferred at zero cost from Acuity Capital to the Company's Employee Share Scheme Trustee, where they will be held to meet the future vesting of employee share awards.

Upon termination of the facility, the Group conducted a review of its reporting obligations and identified the need to retrospectively adjust the calculation of earnings per share for the half year ended 31 December 2023 to exclude the shares which have been transferred to the Company's Employee Share Scheme Trustee. This is aligned to the requirements of AASB 133, which requires the calculation of basic and diluted earnings per share for all periods presented (including prior periods) to be based on the new number of shares if a change in the number of ordinary or potential ordinary shares outstanding occurs after the reporting period but before the financial statements are authorised for issue.

The following table shows the impact of the adjustment on the weighted average number of ordinary shares and earnings per share calculations for the half year ended 31 December 2023:

	Reported balance	Adjustment	Restated balance
Weighted average number of ordinary shares ('000)			
Basic earnings per share denominator	10,262,806	(250,000)	**10,012,806**
Ordinary share contingently issuable	-	-	**-**
Diluted earnings per share denominator	10,262,806	(250,000)	**10,012,806**
Earnings per share (cents) (1)			
Basic	(0.29)	-	**(0.29)**
Diluted	(0.29)	-	**(0.29)**

(1) The adjustment did not change the earnings per share disclosures in the Consolidated Statement of Profit or Loss.

Sayona Interim Financial Report
33

Notes to the Financial Statements

20. Subsequent Events

The following events have arisen since the end of the reporting period:

Termination of Facility with Acuity Capital
On 6 January 2025, the Group announced the termination of its At-the-Market Subscription Agreement ("ATM") with Acuity Capital. The ATM provided the Group with up to $200 million of standby equity capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in Sayona Mining Limited ("Collateral Shares"). The Collateral Shares have now been transferred at zero cost from Acuity Capital to the Company's Employee Share Scheme Trustee, where they will be held to meet the future vesting of employee share awards.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

Sayona Interim Financial Report
34

Directors' Declaration

1. In accordance with a resolution of the directors of Sayona Mining Limited, we declare that in the opinion of the directors:

   a. The consolidated financial statements and notes of Sayona Mining Limited for the half year ended 31 December 2024 are in accordance with the *Corporations Act 2001*, including:

      i. complying with Australian Accounting Standard *AASB 134 Interim Financial Reporting* and the *Corporations Regulations 2001*; and

      ii. giving a true and fair view of the Group's financial position as at 31 December 2024 and of its performance for the half year ended on that date.

   b. There are reasonable grounds to believe that Sayona Mining Limited will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declaration made to the directors for the half year ended 31 December 2024 in accordance with the fourth edition of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations.

On behalf of the Board

Laurie Lefcourt
Chair, Audit and Risk Committee

Lucas Dow
Managing Director and Chief Executive Officer

28 February 2025

Sayona Interim Financial Report
35

Shape the future
with confidence

Ernst & Young
111 Eagle Street
Brisbane QLD 4000 Australia
GPO Box 7878 Brisbane QLD 4001

Tel: +61 7 3011 3333
Fax: +61 7 3011 3100
ey.com/au

Independent auditor's review report to the members of Sayona Mining Limited

Conclusion

We have reviewed the accompanying condensed half-year financial report of Sayona Mining Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 31 December 2024, the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, explanatory notes and the directors' declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the Group does not comply with the *Corporations Act 2001*, including:

a. Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2024 and of its consolidated financial performance for the half-year ended on that date; and

b. Complying with Accounting Standard AASB 134 *Interim Financial Reporting and the Corporations Regulations 2001.*

Basis for conclusion

We conducted our review in accordance with ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity* (ASRE 2410). Our responsibilities are further described in the *Auditor's responsibilities for the review of the half-year financial report* section of our report. We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants (including Independence Standards)* (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors' responsibilities for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor's responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the Group's financial position as at 31 December 2024 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Sayona Interim Financial Report
36

Shape the future
with confidence

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Andrew Carrick
Partner
Brisbane
28 February 2025

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Sayona Interim Financial Report
37

Corporate Directory

Company

Sayona Mining Limited
ABN: 26 091 951 978

The Company is listed on the
Australian Securities Exchange (ASX)
ASX Code: SYA

The Company is quoted on the
OTCQB Venture Market (OTCQB)
OTCQB Code: SYAXF

Directors

Mr Lucas Dow
Managing Director and Chief Executive Officer

Mr James Brown
Executive Director

Mr Allan Buckler
Non-Executive Director

Mr Paul Crawford
Non-Executive Director

Ms Laurie Lefcourt
Non-Executive Director

Mr Philip Lucas
Non-Executive Director

Executive Leadership Team

Mr Lucas Dow
Managing Director and Chief Executive Officer

Mr Dougal Elder
Chief Financial Officer

Mr Sylvain Collard
President and Chief Operating Officer, Canada

Company Secretary

Mr Dylan Roberts

Office Locations

Brisbane Office (Registered Office)
Level 28, 10 Eagle Street
Brisbane, Queensland 4000
Australia

Postal Address
GPO Box 1638
Brisbane, Queensland 4001
Australia

Telephone
+61 7 3369 7058

Email
info@sayonamining.com.au

Website
www.sayonamining.com.au

Montréal Office
1100, boul. Rene-Lévesque Ouest
Bureau 1230
Montréal, Québec H3B 4N4
Canada

Auditor

Ernst & Young
Level 51, 111 Eagle Street
Brisbane, Queensland 4000
Australia

Telephone
+61 7 3011 3333

Lawyer

Herbert Smith Freehills
ANZ Tower
161 Castlereagh Street
Sydney, New South Wales 2000
Australia

Telephone
+61 2 9225 5000

Share Registry

Computershare Investor Services Pty Limited
Level 1, 200 Mary Street
Brisbane, Queensland 4000
Australia

Telephone
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Facsimile
+61 3 9473 2500

Website
www.computershare.com

Sayona Interim Financial Report
38

SAYONA
Columbia

Sayona Interim Financial Report
39